UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 333-274650

MicroCloud Hologram Inc.

(Registrant’s Name)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Attached as Exhibit 99.1 hereto is the Company’s Notice of Extraordinary General Meeting ("EGM”) for an EGM to be held at Company headquarters on January 26, 2024. Exhibit 99.2 is the Form of Proxy Card for the EGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

Date: January 12, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting
99.2	Form of Proxy Card

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